EXHIBIT 99.1

17 Altalef St. PO Box 70, Yahud Industrial Zone 56100, Israel

FOR IMMEDIATE RELEASE	PRESS RELEASE

MAGAL RECEIVES US$5.6 MILLION ORDER TO EXTEND THE PERIMETER INTRUSION PROTECTION
SYSTEM IN AN EASTERN EUROPEAN AIRPORT

YAHUD, Israel – June 13nd, 2011 -- Magal Security Systems, Ltd. (NASDAQ: MAGS, TASE: MAGS) today announced that it received a US$5.6 million order to modify and extend an existing PIDS (Perimeter Intrusion Detection System) as a result of expansion at an Eastern European airport.

The turnkey project includes services to remove old sections and commission and supply a new 10.5 kilometer section of Magal’s leading taut wire product – DTR, which will be integrated with an existing Magal command and control system. The project’s completion is expected in early 2013.

Eitan Livneh, President and CEO of Magal S3, commented: “This project represents repeat business from this customer, demonstrates their satisfaction with Magal’s previous installation and underscores our proven experience in this market. With airline traffic on the rise, airport expansions represent a growth industry worldwide, especially in emerging regions; securing passenger and cargo traffic is critical to any country’s homeland security strategy.”

About Magal S3:

Magal S3 is a leading international provider of security, safety and site management solutions and products. Over the past 40 years, Magal S3 has delivered tailor-made solutions to hundreds of satisfied customers in over 80 countries. Magal S3 offers a broad portfolio of unique products used to protect sensitive installations in some of the world’s most demanding locations and harshest climates. This portfolio covers the following three categories:

•	Perimeter Intrusion Detection Systems (PIDS) - a variety of smart barriers and fences, fence mounted detectors, virtual gates, buried and concealed detection systems;
•	Closed Circuit TV (CCTV) – a comprehensive management platform with a leading Intelligent Video Analytics (IVA) and Video Motion Detection (VMD) engine;
•	Physical Security Information Management (PSIM) - a site management open system that enhances command, control and decision making during both routine operations and crisis situations.

This press release contains forward-looking statements, which are subject to risks and uncertainties.

Such statements are based on assumptions and expectations which may not be realized and are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual results, financial and otherwise, may differ from the results discussed in the forward-looking statements. A number of these risks and other factors that might cause differences, some of which could be material, along with additional discussion of forward looking statements, are set forth in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission.

For more information:

Magal S3 Eitan Livneh, CEO Assistant: Ms. Elisheva Almog E-mail: ElishevaA@magal-s3.com Tel: +972 (3) 539-1444 Web: www.magal-s3.com	CCG Investor Relations Kenny Green / Ehud Helft E-mail: magal@ccgisrael.com Tel: +1 646 201 9246